FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 22, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for March 22, 2006 and incorporated by reference herein is the Registrant’s immediate report dated March 22, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: March 22, 2006

BluePhoenix and Maraton Complete Platform Migration of Critical Application for Rural
Servicios Informáticos

First Joint Assignment Leads to 80% Cost Savings and Substantial Rise in Transaction Volume and
Profits for Spain’s Rural Savings Banks ISP

MILAN, Italy & HERZLIA, Israel – March 22, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced the successful completion of an IBM OS/390 to HP Unix platform migration and DB2 to Oracle database migration project for Rural Servicios Informáticos (RSI), the IT service provider for all of Spain’s rural savings banks (Caja Rural). The migration benefits RSI by lowering its mainframe CPU consumption, creating lower IT costs and increased system performance. The project was completed in partnership with Maraton, a Spanish system integrator, using the BluePhoenix™ PlatformMigrator and BluePhoenix™ DataMigrator automated tools.

“The introduction of HP Unix open environment has reduced around 800 MIPS from our mainframe. Also the batch processing time has been reduced by 40%, creating an immediate 80% cost saving,” said Luis Martínez Gómez-Lobo, production system manager at RSI. “We were particularly pleased with the substantial savings made on manpower training thanks to the incorporation of the application’s original integrity and functionality within the new platform.”

“BluePhoenix was the only company that fully answered RSI’s project requirements,” said Manuel Guerra Tejado, CEO at Maraton. “The migration had to be performed in a short time frame, while maintaining application functionality and code quality. BluePhoenix succeeded in meeting these requirements while enhancing the overall performance of RSI’s system.”

The migration project was performed on the “Centro de Información” (C.I.) application, a critical part of RSI’s service provision storing client data. This application originally ran on an OS/390 platform with online processing of around 400 million instructions per second (MIPS) and batch processing of 800 MIPS on the mainframe system. The batch process had an elapsed window time of six hours.

With Maraton supplying the on-site project management, BluePhoenix performed the migration using its automated tools and proven methodology. Code migration was performed by moving the application to the BluePhoenix™ AppBuilder tool, generating standard COBOL running on Unix platforms with standard compilers and no runtime. The database was then migrated by automatically recreating the DB2 tables and data in Oracle using the BluePhoenix™ DataMigrator tool. In the third and final stage, the JCL modules were migrated automatically to KShell scripts for Unix using the BluePhoenix™ PlatformMigrator tool.

“The BluePhoenix solution was transparent, automated, and preserved RSI’s original investment in IT infrastructure. RSI was able to carry on business as usual during the entire duration of the project,” said Mario Zerini, vice president of sales at BluePhoenix. “If well planned, platform migration can be accomplished while effectively mitigating many of the risks involved and achieving measurable return on investment.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration, and remediation projects for a range of financial institutions worldwide, including Merrill Lynch, Banca Carige, Bank Leumi, Isbank, TEMENOS Group AG (SWX: TEMN), and others.

About Rural Servicios Informáticos (RSI)
Rural Servicios Informáticos (RSI) is the IT services provider for all of Spain’s rural savings banks and works on an outsourced basis. Founded in 1986, these banks have more than six million customers and perform more than four million transactions per day.

About Maraton Information Systems
Maraton Information Systems, S.A. is a Spanish supplier and integrator of global solutions since 1983 in the field of IT and communications. They supply hardware, software, and services for ERP projects, e-business, storage management, high availability, and server consolidation. They also provide customers with the complete IT solution package: analysis, consultancy, design, installation and configuration, training, technical back up, and maintenance.

For more information, please visit our Web site at www.maraton.com

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation, and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781 652-8945
tcohen@bphx.com